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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO 13d-2(a)

(Amendment No. 1 )*

INNOTRAC CORPORATION
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
45767M109
(CUSIP Number)
Varnesh Sritharan
Calfee, Halter & Griswold LLP
800 Superior Avenue, Suite 1400
Cleveland, OH 44114-2688
216-622-8522
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.	45767M109	13D/A	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Mark E. Dottore

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,176,725

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,176,725

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,176,725

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	34.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	45767M109	13D/A	Page	3	of	5
Item 1. Security and Issuer.
     This Amendment No. 1 to the Statement on Schedule 13D (“Amendment No. 1”) relates to the Common Stock, par value $0.10 per share, of Innotrac Corporation (“Innotrac” or the “Company”). The principal executive offices of Innotrac are located at 6655 Sugarloaf Parkway, Duluth, Georgia 30097.
Item 2. Identity and Background.
     This Amendment No. 1 is being filed by Mark E. Dottore, a United States citizen and businessman. His principal business address is 2344 Canal Road, Cleveland, Ohio 44113.
     During the past five years, Mr. Dottore has not been convicted in a criminal proceeding of any crime or misdemeanor (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Dottore has not been a party to a civil proceeding in any judicial or administrative body which resulted in being, either now or in the past, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     No funds or other consideration were involved in the acquisition of beneficial ownership by Mr. Dottore of the 4,176,725 shares of Common Stock of Innotrac, as is described in greater detail in Item 4 of this Amendment No. 1.
Item 4. Purpose of Transaction.
     As previously reported on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2005, by Orders of the United States District Court for the Northern District of Ohio, Mark E. Dottore is the duly appointed Receiver for all assets of any kind of IPOF L.P. (IPOF) and certain affiliates of IPOF (collectively the “IPOF Funds”). The assets of IPOF Funds include 4,176,725 shares of Common Stock of Innotrac that are held in several margin accounts at brokerage firms, and which in the aggregate represent 34% of the outstanding Common Stock of Innotrac based upon 12,280,610 shares outstanding as reported by Innotrac on Form 10-Q for the quarter ended September 30, 2006. As of the date of this Report, and based solely on a review of ownership reports and other forms filed with the SEC, as Receiver, Mr. Dottore believes that he is the second largest shareholder in Innotrac.
     Mr. Dottore intends to undertake such actions regarding the Innotrac shares he controls that will, in his judgment, maximize the value of those shares as assets of the Receivership Estate for the ultimate benefit of IPOF Funds investors. To that end, Mr. Dottore may continue to engage in discussions with the management and the Board of Directors of Innotrac to encourage them to take steps to maximize shareholder value generally, and the value of Innotrac shares comprising assets of the Receivership Estate in particular. He may also pursue other alternatives including, without limitation, the sale of all Innotrac Common Stock he controls in one or more private transactions. In connection with any such sale, Mr. Dottore would actively seek proposals and take steps to implement any plan that would result in a privately negotiated block transaction(s), which steps could include any and all such necessary action to permit the

CUSIP No.	45767M109	13D/A	Page	4	of	5
acquisition of the shares of Common Stock by one or more purchasers as a block(s). Mr. Dottore also may, in his capacity as Receiver, seek a change in the present Board of Directors of Innotrac, and/or pursue such other strategic alternatives based on the recommendations of such financial adviser(s) he may engage.
     Except as set forth above, Mr. Dottore does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. However, Mr. Dottore intends to continuously review the business and prospects of Innotrac, and may, at any time and from time to time, depending on future developments, formulate plans or proposals that relate to or would result in any of the events enumerated in the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     As receiver for IPOF, L.P., Mr. Dottore beneficially owns 4,176,725 shares of Common Stock of Innotrac or 34.0% of the Common Stock of Innotrac, based upon 12,280,610 shares of Common Stock outstanding as reported by the Company on its Form 10-Q for the quarter ended September 30, 2006.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     Except as set forth in this Amendment No. 1, Mr. Dottore has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Innotrac, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.
     None.

CUSIP No.	45767M109	13D/A	Page	5	of	5
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2006	Mark E. Dottore
	By:	/s/ Mark E. Dottore

Name: Mark E. Dottore
Title: Receiver, IPOF, L.P.